Exhibit 99.1

GDS Announces Results of Annual General Meeting of Shareholders

SHANGHAI, China, June 29, 2021 (GLOBE NEWSWIRE) -- GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced that it held its Annual General Meeting of Shareholders (“2021 AGM”) on June 29, 2021. Each of the resolutions submitted to the shareholders for approval at the 2021 AGM has been approved.

Specifically, the shareholders of the Company passed ordinary resolutions approving:

1.	Re-election of Mr. Lim Ah Doo as a director of the Company;
2.	Re-election of Mr. Chang Sun as a director of the Company;
3.	Re-election of Ms. Judy Qing Ye as a director of the Company;
4.	Confirmation of the appointment of KPMG Huazhen LLP as independent auditor of the Company for the fiscal year ending December 31, 2021; and
5.	Authorization of the Board of Directors of the Company to allot or issue, in the 12-month period from the date of the Meeting, ordinary shares or other equity or equity-linked securities of the Company up to an aggregate twenty per cent. (20%) of its existing issued share capital of the Company at the date of the Meeting, whether in a single transaction or a series of transactions (OTHER THAN any allotment or issues of shares on the exercise of any options that have been granted by the Company);

The shareholders of the Company passed a special resolution approving:

6.	Amendment and restatement of the Company’s Articles of Association to reflect such amendments as detailed in the proxy statement (the “New Articles”), and the New Articles be approved and adopted in substitution for and to the exclusion of the existing articles of association of the Company with immediate effect after the close of the Meeting; and

The shareholders of the Company passed an ordinary resolution approving:

7.	Authorization of each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds, operates and transfers data centers at other locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which are hosted in many of its facilities. The Company offers colocation and managed services, including direct private connection to leading public clouds, an innovative service platform for managing hybrid clouds and, where required, the resale of public cloud services. The Company has a 20-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations.

For investor and media inquiries, please contact:

GDS Holdings Limited
Laura Chen
Phone: +86 (21) 5176-5509
Email: ir@gds-services.com

The Piacente Group, Inc.
Yang Song
Phone: +86 (10) 6508-0677
Email: GDS@tpg-ir.com

Brandi Piacente
Phone: +1 (212) 481-2050
Email: GDS@tpg-ir.com

GDS Holdings Limited